Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Central Pacific Bank Retirement Plans Administrative Committee
Central Pacific Bank 401(k) Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement No. 333-141232 on Form S-8 of Central Pacific Financial Corp. of our report dated June 29, 2010, with respect to the statements of assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan as of December 31, 2009 and 2008, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Central Pacific Bank 401(k) Retirement Savings Plan.

/s/KPMG LLP
Honolulu, Hawaii
June 29, 2010